

IMPERIAL

RECEIVED
2006 JUN 30 P 2:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE



06014807

19 June 2006

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Ltd

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited.

- Change of Company name lodged 16.06.06

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
JUL 03 2006
THOMSON FINANCIAL

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/06/2006

TIME: 14:50:04

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Company Name

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

19 June 2006

Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

RE: CHANGE OF COMPANY NAME

With reference to the above, we advise that shareholders at a general meeting held on 6 June 2006 approved a change of name of the Company to "Imperial Corporation Limited".

That change became effective on 15 June 2006 with the issue of a certificate of change of name by the Australian Securities and Investments Commission.

A copy of the relevant certificate is attached.

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

DAVID HUGHES
Suite 5 Level 7
3 Spring Street
SYDNEY NSW 2000

Remove this top section if desired before framing



Certificate of Registration on Change of Name

CERTIFICATE

This is to certify that

IMPERIAL ONE LIMITED

Australian Company Number 002 148 361

did on the fifteenth day of June 2006 change its name to

IMPERIAL CORPORATION LIMITED

Australian Company Number 002 148 361

The company is a public company.

The company is limited by shares.

The company is taken to be registered under the Corporations Act 2001 in New South Wales and the date of commencement of registration is the fourteenth day of May, 1981.

Issued by the
Australian Securities and Investments Commission
on this fifteenth day of June, 2006.



Jeffrey Lucy
Chairman